Exhibit 12

OLIN CORPORATION AND CONSOLIDATED SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
(Unaudited)

	Six Months Ended June 30,
	2010	2009
Earnings:	($ in millions)
Income before taxes	$40.4	$119.2
Add (deduct):
Equity in income of non-consolidated affiliates	(11.2)	(25.8)
Dividends received from non-consolidated affiliates	1.4	1.9
Capitalized interest	(0.4)	(5.5)
Fixed charges as described below	21.6	16.4
Total	$51.8	$106.2
Fixed charges:
Interest expensed and capitalized	$13.5	$8.8
Estimated interest factor in rent expense(1)	8.1	7.6
Total	$21.6	$16.4
Ratio of earnings to fixed charges	2.4	6.5

(1)         Amounts represent those portions of rent expense that are reasonable approximations of interest costs.